Filed Pursuant to Rule 424(b)(3)
File No. 333-85646

The information in this prospectus supplement is not complete and may be changed.

Subject to Completion

Preliminary Prospectus Supplement dated May 31, 2005

Prospectus Supplement to Prospectus dated July 1, 2002

• American Depositary Shares, Series 1

Barclays Bank PLC

Representing

• Non-Cumulative Callable Dollar Preference Shares, Series 1

(Nominal value of $100 each)

We are issuing dollar-denominated non-cumulative callable preference shares, series 1, which will be sold in the form of American Depositary Shares, series 1, or ADSs.

From the date of issuance until •, dividends will accrue on the principal amount of each preference share at a rate of •% per year, and will be payable semi-annually in arrear on • and • of each year, commencing •, 2005. Beginning on •, dividends will accrue on each preference share at a rate per year equal to •% plus US dollar LIBOR for three month deposits (reset quarterly) on the principal amount of $10,000, and will be payable quarterly in arrear on •, •, • and • of each year. We may redeem all (but not less than all) of the preference shares on • and on any dividend payment date thereafter at a redemption price of $10,000 per preference share plus accrued dividends for the then-current dividend period. We may be required to obtain the consent of the UK Financial Services Authority, or FSA, in order to redeem or purchase any of the preference shares.

Dividends on the preference shares are discretionary. However, if our board of directors decides not to declare or pay dividends on the preference shares, we and Barclays PLC will be subject to restrictions on our ability to declare dividends on (or redeem or repurchase) our ordinary shares and Barclays PLC’s ordinary shares, other series of preference shares and other share capital, until we next make a payment in respect of your preference shares or redeem or purchase all of your preference shares. Dividends on the preference shares are payable only to the extent that payment can be made out of profits that are available for distribution and permitted by law to be distributed.

If we are liquidated, you will be entitled to receive a liquidation preference of $10,000 per preference share plus accrued dividends for the then-current dividend period, but only after we have paid all of our debts and other liabilities to our creditors and to holders of any of our capital shares that are senior to your preference shares.

Investing in the preference shares or ADSs involves risks. See “ Risk Factors” beginning on page S-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We have applied to list the ADSs on the Luxembourg Stock Exchange.

	Price to Public	Underwriting Compensation	Proceeds, before expenses, to Barclays Bank PLC
Per ADS
Total

The underwriters expect to deliver the ADSs to purchasers on or about •, 2005.

Barclays Capital

Prospectus Supplement dated •, 2005

We accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus. To the best of our knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information in any material respect. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not relate to any securities other than the preference shares and the ADSs and may only be used for the purpose for which it has been published. We are offering to sell, and seeking offers to purchase, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of this prospectus supplement, the accompanying prospectus and such documents.

PROSPECTUS SUPPLEMENT

FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to certain of our plans and our current goals and expectations relating to our future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in our expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC, including the 2004 Form 20-F, as amended.

INCORPORATION OF DOCUMENTS BY

REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The most recent information that we file with the SEC automatically updates and supersedes earlier information. See “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) with the SEC on March 24, 2005, and an amendment thereto on May 6, 2005. We have also filed extracts from a trading update by Barclays PLC under cover of Form 6-K with the SEC on May 27, 2005, and the deposit agreement under which The Bank of New York will issue the ADSs against deposit of the preference shares under cover of Form 6-K with the SEC on June •, 2005. We are incorporating the 2004 Form 20-F, as amended, and each of those Form 6-Ks by reference into this prospectus. In addition, we plan to file with the SEC under cover of Form 6-K prior to the issuance of the preference shares: (1) our articles of association, as amended; (2) the form of written resolution to be passed by the fund raising committee of our board of directors; (3) the form of special resolution relating to the preference shares to be passed by our shareholders; (4) the form of deed of covenant to be entered into by Barclays PLC containing the dividend restriction referred to below under “Description of the Preference Shares – Dividends – Partial Payment and Non-Payment of Dividends”; and (5) the form of agency agreement to be entered between us and The Bank of New York. We will incorporate that Form 6-K into this prospectus when it is filed.

THE BARCLAYS BANK GROUP

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group also operates in many other countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group and one of the largest financial services companies in the world by market capitalization.

RECENT DEVELOPMENTS

On May 9, 2005, we announced the terms of an intended recommended acquisition of a majority stake of up to 60 percent in Absa Group Limited (“Absa”) for a total consideration of up to approximately Rand 33 billion (approximately £2.9 billion at an exchange rate of 11.4258 Rand to £1). The acquisition will comprise a scheme of arrangement and a partial offer to shareholders, which are interconditional. Conditions to the acquisition include, among others, the receipt of necessary shareholder acceptances of the partial offer, the passing of necessary Absa shareholder resolutions and the sanctioning of the scheme of arrangement by the High Court of South Africa. The board of directors of Absa has voted unanimously to recommend the acquisition to shareholders. The South African Minster of Finance has approved our application to acquire a majority stake in Absa, and the acquisition has been endorsed by Absa’s black economic empowerment partner.

The Absa transaction is expected to be financed from a combination of available resources and one or more issuances of preference shares. The impact of the transaction and the associated financing (which includes the preference shares offered in this prospectus supplement) is expected to result in a reduction in the Group’s Tier 1 ratio of approximately 60 basis points. In addition, on May 11, 2005, Barclays PLC announced its audited financial results under International Financial Reporting Standards from January 1, 2004, which restated the Barclays PLC consolidated 2004 results under UK GAAP and provided the opening balance sheet at January 1, 2005. The impact of the introduction of IFRS on the Group’s Tier 1 Capital ratio as at January 1, 2005 is a reduction of approximately 50 basis points from the ratio reported under UK GAAP. The impacts of the Absa transaction and the adoption of IFRS disclosed in this paragraph do not reflect the issuance of 140,000 preference shares of Euro 100 each at an issue price of Euro 9,911.80 per share on March 15, 2005.

On May 26, 2005, Barclays PLC released its trading update for the quarter ended March 31, 2005. See “Incorporation of Documents by Reference”.

USE OF PROCEEDS

The net proceeds from the sale of the ADSs, less the underwriting compensation stated on the cover of this prospectus supplement and expenses estimated at $•, are estimated to be $•. These proceeds will be used to finance part of our acquisition of a majority stake in Absa (see “Recent Developments”) and for general corporate purposes.

RISK FACTORS

Investing in the securities offered under this prospectus involves risk. You should carefully consider the risks and the other information contained in this prospectus supplement, the accompanying prospectus, the 2004 Form 20-F, as amended, and any other documents incorporated by reference before deciding to invest in the securities. If any of these risks occurs, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the preference shares or the ADSs could decline, in which case you could lose some or all of your investment.

If we do not make payments on other securities issued by us, we will not be permitted to pay dividends on the preference shares

We have previously issued certain tier-one notes, or TONs, and reserve capital instruments, or RCIs. If we defer any coupon payment on the TONs, we will not be permitted to pay any dividends on (or redeem or repurchase) any preference shares until we make a coupon payment on the TONs. If we defer any coupon payment on the RCIs, we will not be permitted to pay any dividends on any preference shares until we pay the deferred coupon payment.

In addition, we have previously issued other preference shares. If our board of directors decides not to declare or pay in full dividends on those other preference shares, we will not be permitted to declare or pay dividends on (or redeem or repurchase) any preference shares offered under this prospectus supplement.

In the future, we may issue other preference shares and securities that similarly restrict our ability to pay dividends on (or redeem or repurchase) the preference shares offered under this prospectus supplement in the event we do not make payments on such other preference shares and securities.

Dividends on the preference shares are discretionary and non-cumulative

Our board of directors may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on the preference shares in respect of a particular dividend period. Also, our board of directors is not permitted to pay any dividends on the preference shares unless such dividends can be paid out of our profits that are available for distribution and permitted by law to be distributed. In addition, our board of directors will not declare a dividend on the preference shares if payment of the dividend would cause a breach of the applicable capital adequacy requirements of the Financial Services Authority in the United Kingdom.

Dividends on the preference shares will also be non-cumulative. If our board of directors does not declare or pay the full amount of the dividend payable on a dividend payment date, then the rights of holders of the preference shares or ADSs to receive any undeclared or unpaid amount in respect of the relevant dividend period will be lost. We will have no obligation to pay the dividend accrued for that dividend period or to pay any interest on the dividend, whether or not dividends on the preference shares are declared for any subsequent dividend period.

If we are wound-up or liquidated, any distribution on the preference shares will be subordinated to the claims of our creditors

If we are wound-up or liquidated, voluntarily or involuntarily, you will not be entitled to receive any liquidation preference on the preference shares until after the claims of all of our creditors have been satisfied. If we do not have sufficient assets at the time of liquidation to satisfy those claims, you will not receive any liquidation preference on the preference shares. There is no limitation on our ability to issue debt securities in the future that rank equal or senior to the preference shares offered under this prospectus supplement.

The TONs and the RCIs will rank equally in liquidation with the preference shares unless we issue preference shares in the future that are senior to the preference shares offered under this prospectus supplement. Subject to the requirements described below under “Description of Preference Shares – Variation of Rights,” we will be permitted to issue preference shares in the future that rank senior to the preference shares offered under this prospectus supplement.

An active market for the ADSs may fail to develop

We have applied to list the ADSs on the Luxembourg Stock Exchange, but we are not required to maintain the ADSs on this exchange or any other exchange. There can be no assurance that an active public market for the ADSs will develop and, if such a market were to develop, neither the underwriters nor any other person are required to maintain such a market. The liquidity and the market prices for the ADSs can be expected to vary with changes in market and economic conditions generally and in our financial condition and prospects in particular, as well as in response to other factors that generally influence the market prices of securities.

DESCRIPTION OF PREFERENCE SHARES

We summarize various terms that apply generally to our preference shares, including the preference shares represented by ADSs being offered under this prospectus supplement, in the accompanying prospectus under the caption “Description of Preference Shares”. The following description of the preference shares supplements and amends the description in the accompanying prospectus. You should read this prospectus supplement together with the accompanying prospectus in order to understand the terms of the preference shares, including preference shares in the form of ADSs. If this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will prevail with regard to the preference shares. The following summary and the description contained in the accompanying prospectus are not complete and are subject to, and qualified in their entirety by reference to, our articles of association, as amended, the form of written resolution to be passed by the fund raising committee of our board of directors, the form of special resolution adopting the terms of the preference shares to be passed by our shareholders, the form of deed of covenant to be entered into by Barclays PLC containing the dividend restriction referred to below under “Description of the Preference Shares – Dividends – Partial Payment and Non-Payment of Dividends”, and the form of agency agreement to be entered between us and The Bank of New York. We will file a copy of these documents with the SEC under cover of Form 6-K prior to the issuance of the ADSs.

General

The preference shares will have a nominal value of $100 each and will, when issued, be fully paid and non-assessable. The principal amount of each preference share will be $10,000. The preference shares will rank equally among themselves and will rank senior to our ordinary shares and any other class of our shares ranking junior to the preference shares as regards participation in our profits and on a return of capital or a winding-up.

The preference shares will be represented by a share warrant to bearer in the form of a single global share warrant to bearer which will be deposited with the ADR depositary under the ADR deposit agreement. We may consider the ADR depositary to be a single holder of preference shares so deposited for all purposes.

A summary of certain terms and provisions of the ADR deposit agreement pursuant to which ADRs evidencing the ADSs are issuable is set forth below under the heading “Description of American Depositary Receipts”.

Dividends

Dividend Rights

Non-cumulative preferential dividends will accrue on the preference shares from the date of their issuance. Dividends will accrue as and if declared by the Board on the principal amount of each preference share at a rate of •% per year, and will be payable semi-annually in arrear in US dollars on • and • of each year, commencing on •, 2005, from the date of issuance until but excluding •. We refer to this period as the “fixed rate dividend period.” Beginning on • and until the preference shares are redeemed, dividends will accrue as and if declared by the Board on the principal amount of each preference share at a rate per year equal to •% plus US dollar LIBOR for three month deposits (reset quarterly), and will be payable quarterly in arrear in US dollars on •, •, • and • of each year. We refer to this period as the “floating rate dividend period”.

A “dividend period” is the period from and including the most recent dividend payment date (or the date of issuance) to but excluding the next succeeding dividend payment date.

Dividends on the preference shares may be paid only to the extent that payment can be made out of our distributable profits (i.e., profits of Barclays Bank PLC that are available for distribution and permitted by law to be distributed). Our board of directors may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on the preference shares in respect of one or more dividend periods.

Fixed Rate Dividend Period

The fixed rate dividend period begins on the date of the issuance of the preference shares and ends on •. During the fixed rate dividend period, dividends will accrue as and if declared by the Board on the principal amount of each preference share at a rate of •% per year, and will be payable semi-annually in arrear on • and • of each year beginning on •, 2005.

During the fixed rate dividend period, dividends on the preference shares will be calculated on the basis of a 360-day year of twelve 30-day months.

Floating Rate Dividend Period

The floating rate dividend period begins on • and continues until all of the preference shares have been liquidated or redeemed. During the floating rate dividend period, dividends will accrue on the principal amount of each preference share at a rate per year equal to •% plus US dollar LIBOR for three month deposits (reset quarterly), and will be payable quarterly in arrear in US dollars on •, •, • and • of each year beginning on •. US dollar LIBOR for three month deposits means the offered rate for three month deposits in US dollars in the London interbank market as at 11:00 a.m. London time, two days prior to the commencement of the relevant dividend period, appearing on the display designated as page 3750 on the Telerate service (or a successor page or service), as determined by us.

During the floating rate dividend period, dividends on the preference shares in respect of any period other than a full year will be calculated on the basis of the number of days in that period divided by 360.

Whenever we determine the floating rate applicable to the preference shares in respect of any dividend period, we will notify the principal paying agent, the ADR depositary, DTC and (for so long as the ADSs are listed on the Luxembourg Stock Exchange) the Luxembourg transfer and paying agent of such rate and the amount of dividend payable as soon as practicable after the date of determination but in no event later than four business days thereafter. For so long as the ADSs are listed on the Luxembourg Stock Exchange, we will notify the Luxembourg Stock Exchange of the floating rate and dividend payment date applicable to the preference shares in the form of ADSs by no later than the first day of the relevant dividend period. In the event that any of the ADSs are not then held in DTC or another international clearing system approved by us, notice of such rate and the amount of dividend payable will be given to holders of the preference shares as provided in our articles of association.

If any dividend payment date during the floating rate dividend period is not a business day, the dividend payment date will be postponed to the next succeeding business day (unless that business day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding business day).

A “business day” for purposes of the preference shares is a Monday, Tuesday, Wednesday, Thursday or Friday that (i) is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close and (ii) is a day on which, during the floating rate dividend period, dealings in US dollars are transacted in the London interbank market.

Partial Payment and Non-Payment of Dividends

Dividends on preference shares may be paid only to the extent that payment can be made out of our profits which are available for distribution and permitted by law to be distributed. Dividends on the preference shares will not be paid in full if our distributable profits are insufficient on any dividend payment date to enable us to pay accrued dividends in full on the preference shares and at the same time:

•	pay (or set aside funds to pay) the full amount of dividends expressed to be payable on that dividend payment date on any other class of preference shares or any class of our share capital ranking equal or senior to the preference shares as regards participation in our profits; and

•	pay (or set aside funds to pay) the full amount of dividends expressed to be payable before that dividend payment date on any other class of preference shares or any class of our share capital ranking equal or senior to the preference shares as regards participation in our profits and carrying cumulative rights to dividends.

If our distributable profits are insufficient on this basis, we will not pay you any dividends on the preference shares until after we have paid (or set aside funds to pay) the full amount of any dividends referred to above in respect of other classes of preference shares or share capital ranking senior to the preference shares. If any distributable profits remain after we have paid those dividends, we will pay you dividends declared on the preference shares on a pro rata basis with other classes of preference shares or share capital ranking equally with the preference shares as described under “Description of Preference Shares – Dividend Rights” in the accompanying prospectus.

If, on or prior to any dividend payment date, our board of directors determines in its absolute discretion that the dividend on the preference shares should not be paid, or should be paid only in part, then the relevant dividend will either not be declared and payable at all or only be declared and payable in part.

If a dividend on the preference shares is not paid, or is paid only in part, you will have no claim in respect of such non-payment or partial payment, and we will have no obligation to pay the dividend accrued for the relevant dividend period or to pay interest on that dividend, whether or not we declare or pay dividends on the preference shares for any future dividend period.

If we do not declare and pay in full any dividend on the preference shares on a dividend payment date (or if we declare the dividend but fail to pay it or set aside the amount of the payment in full), neither we nor Barclays PLC may:

(i)	declare or pay a dividend on any of our ordinary shares, other preference shares or other share capital; or

(ii)	redeem, purchase, reduce or otherwise acquire any of our respective share capital (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof)

until the earlier of (a) the dividend payment date on which we next declare and pay in full (or set aside a sum to provide for payment in full of) a dividend on the preference shares and (b) the date on or by which all of the preference shares are either redeemed in full or purchased by or for our account, in each case in accordance with our articles of association and the terms of the preference shares. The restriction in clause (i) above does not apply to any payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by us to Barclays PLC or to another wholly owned subsidiary of Barclays PLC. The restriction in clause (ii) above does not apply to the purchases, redemptions, reductions or other acquisitions of our shares held by Barclays PLC or another wholly owned subsidiary of Barclays PLC.

Unclaimed Dividends

If you do not claim any dividend declared and paid by us after a period of 12 years from the date when it became due for payment, you will forfeit the dividend and the unclaimed amount will revert to us. We will not act as your trustee in respect of any unclaimed dividend or other amount, even if our board of directors pays a dividend or other amount on the preference shares into a separate account.

No Interest

We will not pay you any interest on any dividend or other amount payable on the preference shares.

Rights Upon Liquidation

If there is a return of capital in respect of our voluntary or involuntary liquidation, dissolution, winding-up or otherwise, other than a redemption or purchase by us of any of our issued shares, or a reduction of our share capital, permitted by our articles of association and under applicable law, you will be entitled to receive a liquidation distribution as described under “Description of Preference Shares – Rights Upon Liquidation” in the accompanying prospectus.

Redemption

Subject to the requirements of the UK Companies Act (the “Companies Act”) and our articles of association, we may redeem all (but not less than all) of the preference shares on • and on any dividend payment date thereafter. We may be required to obtain the prior consent of the FSA in order to redeem the preference shares. If we redeem the preference shares, we will give you at least 30 days (but no more than 60 days) prior notice. The redemption price payable on the redemption of the preference shares is equal to $10,000 per preference share plus accrued dividends for the then-current dividend period to the date fixed for redemption.

In the event that payment of the redemption price in respect of any preference share is improperly withheld or refused, the dividend on the preference share will continue to accrue, at the then applicable rate, from the date fixed for redemption to the date of payment of the redemption price. If the date for payment of any amount due on redemption is not a business day, then payment of that amount will be made on the next succeeding business day, without any interest or payment in respect of such delay.

Purchases

Subject to the requirements of the Companies Act, our articles of association and the applicable rules of any stock exchange or exchanges on which any of the preference shares are listed, we may at any time purchase, or cause to be purchased for our account, all or any of the preference shares at any price. We will not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of preference shares or as between them and the holders of shares of any other class (whether or not the preference shares rank senior to such other class). We will obtain any required consents from the FSA before we purchase any preference shares.

Voting Rights

As a holder of the preference shares or ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our shareholders. None of the rights described under “Description of Preference Shares – Voting Rights – Failure to Pay Dividends” in the accompanying prospectus will apply to the preference shares offered under this prospectus supplement.

Variation of Rights

We may not vary or abrogate the rights attached to the preference shares except pursuant to a special resolution adopted by holders of the preference shares or with the written consent of holders of three-fourths of the preference shares, as more fully described under “Description of Preference Shares – Voting Rights – Variation of Rights” in the accompanying prospectus.

We may not authorize, create or increase the amount of any shares of any class, or any security convertible into shares of any class, ranking senior to the preference shares, except pursuant to a special resolution passed at a separate general meeting of the holders of the preference shares or with the written consent of holders of three-fourths of the issued preference shares. This restriction does not apply to our redemption or purchase of any shares, or any reduction of our share capital, permitted by our articles of association and under applicable law.

Further Issues

We may, at any time and from time to time, and without any consent or sanction of the holders of the preference shares, create or issue further preference shares or other share capital ranking equal or junior to the preference shares. Our creation or issuance of further preference shares or other share capital ranking equally with the preference shares will not be deemed to alter, vary, affect, modify or abrogate any of the rights attaching to the preference shares. These rights will not be deemed to be varied by any change to the provisions in our articles of association, other than a change which would result in any further preference shares or other share capital ranking senior to the preference shares. Any further series of preference shares or other share capital ranking equal or junior to the preference shares may either carry identical rights in all respects with the preference shares (except as regards the date from which such shares rank for dividend) or carry different rights.

Registrar and Paying Agents

The Bank of New York, One Canada Square, London E14 5AL, England, will act as the registrar and initial principal paying agent for the preference shares.

For so long as the ADSs are listed on the Luxembourg Stock Exchange, we will maintain a paying agent for the ADSs in Luxembourg. The

Bank of New York (Luxembourg), Aerogolf Centre, 1A, Hoehenhof, L-1736 Senningerberg, Grand Duchy of Luxembourg will act as the initial Luxembourg transfer and paying agent.

Governing Law

The creation and issuance of the preference shares and the rights attached to them will be governed by and construed in accordance with English Law.

DESCRIPTION OF AMERICAN

DEPOSITARY RECEIPTS

The following description of the ADRs replaces in its entirety the description of the ADRs in the accompanying prospectus. If this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will prevail with regard to the ADRs.

The deposit agreement is among us, The Bank of New York, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the deposit agreement, our articles of association, as amended, the form of written resolution to be passed by the fund raising committee of our board of directors, the form of special resolution adopting the terms of the preference shares and ADSs to be passed by our shareholders, the form of deed of covenant to be entered into by Barclays PLC containing the dividend restriction referred to above under “Description of the Preference Shares – Dividends – Partial Payment and Non-Payment of Dividends” and the form of agency agreement to be entered between us and The Bank of New York. We have filed a copy of the deposit agreement with the SEC under cover of Form 6-K, and we will file a copy of the other documents with the SEC under cover of Form 6-K prior to the issuance of the ADSs. You may also read the deposit agreement at the corporate trust office of The Bank of New York in New York City and the office of The Bank of New York in London.

ADR Depositary

The Bank of New York will act as the ADR depositary. The office of The Bank of New York in London will act as custodian. The ADR depositary’s corporate trust office in New York City is presently located at 101 Barclay Street, Floor 21 West, New York, New York 10286, and the custodian’s office is presently located at One Canada Square, London E14 5AL, England. You may read the ADR depositary’s by-laws and annual report for 2004 at the corporate trust office of the ADR depositary or the office of the Luxembourg transfer and paying agent.

American Depositary Receipts

An ADR is a certificate evidencing a specific number of ADSs, each of which will represent one preference share, or evidence of rights to receive one preference share. We will deposit the preference shares with the London branch of The Bank of New York, as custodian.

Deposit and Issuance of ADRs

When the custodian has received preference shares, or evidence of rights to receive preference shares, and applicable fees, charges and taxes, the ADR depositary will execute and deliver at its corporate trust office in New York City to the person(s) specified by us in writing, an ADR or ADRs registered in the name of such person(s) evidencing the corresponding number of ADSs.

Withdrawal of Deposited Securities

ADRs may be surrendered in exchange for preference shares in registered form. Upon surrender of ADRs at the ADR depositary’s corporate trust office in New York City or, for so long as the ADSs are listed on the Luxembourg Stock Exchange, the office of the Luxembourg transfer and paying agent and upon payment of the taxes, charges and fees provided in the deposit agreement and subject to its terms, an ADR holder is entitled to delivery, to or upon its order, at the ADR depositary’s corporate trust office in New York City, the office of the custodian in London or the office of the Luxembourg transfer and paying agent, of the amount of preference shares represented by the ADSs evidenced by the surrendered ADRs. The ADR holder will bear the risk and expense for the forwarding of share certificates and other documents of title to the corporate trust office of the ADR depositary or the office of the Luxembourg transfer and paying agent.

Dividends and Other Distributions

The ADR depositary will distribute all cash dividends or other cash distributions that it receives in respect of deposited preference shares to the ADR holders, after payment of any charges and fees provided for in the deposit agreement in proportion to their holdings of ADSs representing the preference shares. The cash amount distributed will be reduced by any amounts that we or the ADR depositary must withhold on account of taxes.

If we make a non-cash distribution in respect of any deposited preference shares, the ADR depositary will distribute the property it receives to ADR holders, after deduction or upon payment of any taxes, charges and fees provided for in the deposit agreement, in proportion to their holdings of ADSs representing the preference shares. If a distribution that we make in respect of deposited preference shares consists of a dividend in, or free distribution of, preference shares, the ADR depositary may, if we approve, and will, if we request, distribute to ADR holders, in proportion to their holdings of ADSs, additional ADRs evidencing an aggregate number of ADSs representing the amount of preference shares received as such dividend or free distribution. If the ADR depositary does not distribute additional ADRs, each ADS will from then forward also represent the additional preference shares distributed in respect of the deposited preference shares before the dividend or free distribution.

If the ADR depositary determines that any distribution of property, other than cash or preference shares, cannot be made proportionately among ADR holders or if for any other reason, including any requirement that we or the ADR depositary withhold an amount on account of taxes or other governmental charges, the ADR depositary deems that such a distribution is not feasible, the ADR depositary may dispose of all or part of the property in any manner, including by public or private sale, that it deems equitable and practicable. The ADR depositary will then distribute the net proceeds of any such sale (net of any fees and expenses of the ADR depositary provided for in the deposit agreement) to ADR holders as in the case of a distribution received in cash.

For so long as the ADSs are listed on the Luxembourg Stock Exchange, dividends and other distributions in respect of the preference shares in the form of ADSs may be claimed at the office of the Luxembourg transfer and paying agent.

Redemption

If we redeem the preference shares represented by ADSs, we will terminate the deposit agreement in accordance with its terms and the ADR depositary or Luxembourg transfer and paying Agent will distribute the redemption amount to ADR holders as a cash distribution, as described under “Dividends and Other Distributions” above.

Transfer of Receipts

Title to an ADR, and the ADSs evidenced thereby, may be transferred by surrendering the ADR, properly endorsed or accompanied by proper instruments of transfer, to the ADR depositary or, for so long as the ADSs are listed on the Luxembourg Stock Exchange, the Luxembourg transfer and paying agent. The ADR depositary will register transfers of ADRs on its transfer books. Where not all of the ADSs evidenced by the ADR are the subject of the transfer, a new ADR in respect of the balance of the ADSs will be issued to the transferor.

Record Date

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the deposited preference shares, or whenever the ADR depositary causes a change in the number of preference shares represented by each ADS or receives notice of any meeting of holders of preference shares, the ADR depositary will fix a record date for the determination of the ADR holders who are entitled to receive the dividend, distribution of rights or the net proceeds of the sale of preference shares, or to give instructions for the exercise of voting rights at the meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

When the ADR depositary receives notice of any meeting or solicitation of consents or proxies of holders of preference shares, it will, at our written request and as soon as practicable thereafter, mail to the record holders of ADRs a notice including:

•	the information contained in the notice of meeting;

•	a statement that the record holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provision of English law, to instruct the ADR depositary as to the exercise of any voting rights pertaining to the preference shares represented by their ADSs; and

•	a brief explanation of how they may give instructions, including an express indication that they may instruct the ADR depositary to give a discretionary proxy to designated member or members of our board of directors if no such instruction is received.

The ADR depositary has agreed that it will endeavor, in so far as practical, to vote or cause to be voted the preference shares in accordance with any written non-discretionary instructions of record holders of ADRs that it receives on or before the record date set by the ADR depositary. The ADR depositary will not vote the preference shares except in accordance with such instructions or deemed instructions.

If the ADR depositary does not receive instructions from any ADR holder on or before the date the ADR depositary establishes for this purpose, the ADR depositary will deem such holder to have directed the ADR depositary to give a discretionary proxy to a designated member or members of our board of directors. However, the ADR depositary will not give a discretionary proxy to a designated member or members of our board of directors with respect to any matter as to which we inform the ADR depositary that:

•	we do not wish the proxy to be given;

•	substantial opposition exists; or

•	the rights of holders of the preference shares may be materially affected.

Holders of ADRs evidencing ADSs will not be entitled to vote preference shares directly.

Inspection of Transfer Books

The ADR depositary agent will, at its corporate trust office in New York City, keep books for the registration and transfer of ADRs. These books will be open for inspection by ADR holders at all reasonable times. However, this inspection may not be for the purpose of communicating with ADR holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

We will furnish the ADR depositary with our annual reports as described under “Where You Can Find More Information” in the accompanying prospectus. The ADR depositary will make available at its corporate trust office in New York City, for any ADR holder to inspect, any reports and communications received from us that are both received by the ADR depositary as holder of preference shares and made generally available by us to the holders of those preference shares. This includes our annual report and accounts. Upon written request, the ADR depositary will mail copies of those reports to ADR holders as provided in the deposit agreement.

On or before the first date on which we give notice, by publication or otherwise, of:

•	any meeting of holders of the preference shares;

•	any adjourned meeting of holders of the preference shares; or

•	the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of, preference shares we have agreed to transmit to the ADR depositary and the custodian a copy of the notice in the form given or to be given to holders of the preference shares. If requested in writing by us, the ADR depositary will, at our expense, arrange for the prompt transmittal or mailing of such notices, and any other reports or communications made generally available to holders of the preference shares, to all holders of ADRs.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and any provisions of the deposit agreement may at any time and from time to time be amended by agreement between us and the ADR depositary, without the consent of holders of ADRs, in any respect which we may deem necessary or advisable. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, transmission costs, delivery costs or other such expenses, or that otherwise prejudices any substantial existing right of holders of outstanding ADRs evidencing ADSs, will not take effect as to any ADRs until thirty (30) days after notice of the amendment has been given to the record holders of those ADRs. Every holder of any ADR at the time an amendment becomes effective, if it has been given notice, will be deemed by continuing to hold the ADR to consent and agree to the amendment and to be bound by the deposit agreement or the ADR as amended. No amendment may impair the right of any holder of ADRs to surrender ADRs and receive in return the preference shares represented by the corresponding ADSs.

Whenever we direct, the ADR depositary has agreed to terminate the deposit agreement by mailing a termination notice to the record holders of all ADRs then outstanding at least 30 days before the date fixed in the notice of termination. The ADR depositary may likewise terminate the deposit agreement by mailing a termination notice to us and the record holders of all ADRs then outstanding if at any time 90 days shall have expired since the ADR depositary delivered a written notice to us of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

If any ADRs evidencing ADSs remain outstanding after the date of any termination, the ADR depositary will then:

•	discontinue the registration of transfers of ADRs,

•	suspend the distribution of dividends to holders of ADRs, and

•	not give any further notices or perform any further acts under the deposit agreement, except those listed below, with respect to those ADRs.

The ADR depositary will, however, continue to collect dividends and other distributions pertaining to the preference shares. It will also continue to sell rights and other property as provided in the deposit agreement and deliver preference shares, together with any dividends or other distributions received with respect to them and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to it.

At any time after the expiration of one year from the date of termination of the deposit agreement, the ADR depositary may sell the preference shares then held. The ADR depositary will then hold uninvested the net proceeds of any such sales, together with any other cash then held by it under the deposit agreement in respect of those ADRs, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not previously been surrendered.

Charges of ADR Depositary

The following charges shall be incurred by any party depositing or withdrawing preference shares, or by any party surrendering ADRs or to whom ADRs are issued:

•	$5 or less for each 100 ADSs (or portion thereof) for the execution and delivery of ADRs;

•	any applicable taxes or other governmental charges;

•	any applicable share transfer or other registration fees on deposits or withdrawals of preference shares;

•	cable, telex, facsimile transmission and delivery charges which the deposit agreement provides are at the expense of the holders of ADRs or persons depositing or withdrawing preference shares;

•	expenses incurred or paid by the ADR depositary in any conversion of foreign currency into dollars;

•	a fee for the distribution to ADR holders of any securities in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged if the securities distributed to ADR holders had been preference shares which were deposited with the custodian; and

•	any charges incurred by the ADR depositary or its agents for the servicing of preference shares

Under the deposit agreement, the ADR depositary may charge an annual fee of $0.02 or less per depositary share for depositary services. The ADR depositary has agreed to waive this fee.

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the preference shares underlying your ADRs. The ADR depositary may refuse to transfer your ADRs or allow you to withdraw the preference shares underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited preference shares underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If the ADR depositary sells deposited preference shares, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

General

Neither the ADR depositary nor we will be liable to ADR holders if prevented or forbidden or delayed by any present or future law of any country or by any governmental or regulatory authority or stock exchange, any present or future provision of our articles of association, any provision of any securities issued or distributed by us, or any act of God or war or terrorism or other circumstances beyond our control in performing our obligations under the deposit agreement. The obligations of both us and the ADR depositary under the deposit agreement are expressly limited to performing our duties without gross negligence or bad faith.

If, in the future, the ADSs are listed on one or more stock exchanges in the United States, the ADR depositary will act as registrar or appoint a registrar or one or more co-registrars for registration of the ADRs in accordance with any requirements of such exchange or exchanges.

The ADRs evidencing ADSs are transferable on the books of the ADR depositary or its agent. However, the ADR depositary may close the transfer books as to ADRs evidencing ADSs at any time when it deems it expedient to do so in connection with the performance of its duties or at our request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any preference shares, the ADR depositary or the custodian may require the person presenting the ADR or depositing the preference shares to pay a sum sufficient to reimburse it for any related tax or other governmental charge and any share transfer or registration fee and any applicable fees payable as provided in the deposit agreement. The ADR depositary may withhold any dividends or other distributions, or may sell for the account of the holder any part or all of the preference shares evidenced by the ADR, and may apply those dividends or other distributions or the proceeds of any sale in payment of the tax or other governmental charge. The ADR holder will remain liable for any deficiency.

Any ADR holder may be required from time to time to furnish the ADR depositary or the custodian with proof satisfactory to the ADR depositary of citizenship or residence, exchange control approval, information relating to the registration on our books or those that the registrar maintains for us for the preference shares in registered form, or other information, to execute certificates and to make representations and warranties that the ADR depositary deems necessary or proper. Until those requirements have been satisfied, the ADR depositary may withhold the delivery or registration of transfer of any ADR or the distribution or sale of any dividend or other distribution or proceeds of any sale or distribution or the delivery of any deposited preference shares or other property related to the ADR. The delivery, transfer and surrender of ADRs may be suspended during any period when the transfer books of the ADR depositary are closed or if we or the ADR depositary deem it necessary or advisable, subject to the provisions of the following sentence. The surrender of outstanding ADRs and the withdrawal of preference shares may only be suspended as a result of:

•	temporary delays caused by closing our transfer books or those of the ADR depositary or the deposit of preference shares in connection with voting at shareholder meetings, or the payment of dividends;

•	the non-payment of fees, taxes and similar charges; and

•	non-compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of preference shares.

The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York.

TAX CONSIDERATIONS

United States Taxation

This section supplements the discussion of United States federal income taxation in the accompanying prospectus. It applies to you only if you acquire your preference shares or ADSs in this offering and you hold your preference shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds your preference shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based on part upon the representations of the ADR depositary and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. You are a US holder if you are a beneficial owner of preference shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a US holder this section does not apply to you.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of preference shares in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you in taxable years before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preference shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the preference shares generally will be qualified dividend income.

The dividend is taxable to you when you receive it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the preference shares or ADSs and thereafter as capital gain.

For foreign tax credit purposes, dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gain

If you are a US holder and you sell or otherwise dispose of your preference shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in your preference shares or ADSs. Capital gain of a noncorporate US holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Redemptions

A redemption of the preference shares for cash will be treated as a distribution taxable as a dividend unless an applicable exception applies, in which case it will be treated as a sale or exchange of the redeemed shares taxable as described under the caption “ – Taxation of Capital Gain” above.

The redemption will be treated as a sale or exchange if it (1) results in a “complete termination” of a US holder’s share interest in us or (2) is not “essentially equivalent to a dividend” with respect to a US holder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by a US holder by reason of certain constructive ownership rules, as well as shares actually owned by such holder, must generally be taken into account. If a particular US holder of shares does not own (actually or constructively) any of our other shares, or owns only an insubstantial percentage of our outstanding shares, and does not participate in our control or management, a redemption of the shares of such holder will generally qualify for sale or exchange treatment. However, because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular US holder of the shares depends upon the facts and circumstances at the time that the determination must be made, prospective US holders of the shares are advised to consult their own tax advisors regarding the tax treatment of a redemption.

If a redemption of preference shares is treated as a distribution, the entire amount received will be treated as a distribution and will be taxable as described under the caption “ – Taxation of Dividends” above. In such cases, a US holder’s adjusted basis in the redeemed shares for US federal income tax purposes will be transferred to the remaining shares held by such holder. In the event that a redemption is taxable as a dividend, corporate US holders of the shares may be subject to the rules under Section 1059 of the Internal Revenue Code. Corporate US holders are urged to consult their own tax advisors regarding the potential application of such rules.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of information reporting and backup withholding to payments made with respect to your preference shares.

United Kingdom Taxation

The following is a summary of the current United Kingdom taxation treatment of the preference shares and ADSs. It relates only to the position of persons who are the absolute beneficial owners of the preference shares or ADSs and may not apply to certain classes of holders, such as dealers in securities. Holders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.

Taxation of Dividends

We will not be required to withhold tax at source when paying a dividend.

Holders of preference shares or ADSs who are resident in the United Kingdom for tax purposes and who receive a dividend from Barclays Bank PLC will generally be entitled to a tax credit (the “tax credit”) (which may be set off against a holder’s total income tax liability on the dividend) equal to 1/9th of the amount of the cash dividend (or 1/10th of the aggregate of the cash dividend and the tax credit (the “gross dividend”)).

Individual holders of preference shares or ADSs who are liable to UK income tax, other than at the higher rate, will be liable to tax on the gross dividend at the rate of 10%. The tax credit will satisfy the whole of such holders’ income tax liability in respect of the dividend. Individual holders of preference shares or ADSs who are not liable to income tax in the United Kingdom in respect of the gross dividend will not be entitled to repayment of the tax credit.

Individual holders of preference shares or ADSs who are liable to UK income tax at the higher rate, will be liable to tax on the gross dividend at the rate of 32.5%. After taking into account the 10% tax credit, such individuals will be liable to pay additional UK income tax at the rate of 22.5% of the gross dividend. Individuals who are higher rate taxpayers will therefore pay UK income tax at an effective tax rate of 25% of the cash dividend received.

Subject to the paragraph under the sub-heading “Finance Bill Process” below, corporate holders of preference shares or ADSs (other than share dealers) will not normally be liable to UK corporation tax on any dividend received from us.

Holders of preference shares or ADSs who are resident outside the United Kingdom for tax purposes will not generally be able to claim repayment of any part of the tax credit attaching to dividends paid by Barclays Bank PLC, although this will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder of preference shares or ADSs is resident for tax purposes.

Taxation of Capital Gains

The sale, or other disposal, of preference shares or ADSs may give rise to the realization of a gain for the purposes of UK taxation of chargeable gains.

An individual holder of preference shares or ADSs who is resident or ordinarily resident in the United Kingdom for tax purposes and who realizes such a gain, may be liable to UK capital gains tax, depending on the holder’s circumstances and subject to any available exemption or relief.

Subject to the paragraph under the subheading “Finance Bill Process” below, a corporate holder of preference shares or ADSs who is resident in the United Kingdom for tax purposes and who realizes such a gain, may be liable to UK corporation tax on chargeable gains, depending on the holder’s circumstances and subject to any available exemption or relief.

A holder of preference shares or ADSs who is not resident in the United Kingdom for tax purposes and who carries on a trade in the United Kingdom through a branch or agency, or, in the case of a company, a permanent establishment, may be subject to UK capital gains tax or corporation tax on a disposal of preference shares or ADSs which are used, held, or acquired for the purposes of the branch, agency, or permanent establishment, subject to any available exemption or relief. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the United Kingdom.

Finance Bill Process

On May 26, 2005, the UK Treasury published the Finance Bill 2005 (the “Bill”). Under certain draft provisions included in the Bill, it is possible that a holder of preference shares or ADSs subject to UK corporation tax would be taxed as if its preference shares or ADSs were debt securities, and the positions outlined in the preceding paragraphs under the sub-headings “Taxation of Dividends” and “Taxation of Capital Gains” would not apply. The Bill sets out certain circumstances in which the draft provisions would not apply, such as where the shares concerned are “qualifying publicly issued shares” or where the holder does not hold its shares for a “tax avoidance purpose”. As the Bill is currently drafted, there are also certain limited circumstances in which particular holders could fall within the scope of the draft provisions, even if they held shares which were “qualifying publicly issued shares”.

We have been advised that, if the Bill passes into law in its current form, there is a reasonable prospect that the preference shares and ADSs are likely to be “qualifying publicly issued shares”. However, no detailed guidance as to the precise scope of the relevant draft provisions has been published by HM Revenue & Customs as yet and the draft provisions themselves are subject to possible change prior to the enactment of the Bill (currently expected to be in July 2005). Holders of preference shares or ADSs who are subject to UK corporation tax should therefore obtain independent advice as to their treatment.

Inheritance Tax

The preference shares and ADSs will be assets situated in the United Kingdom for purposes of UK inheritance tax. The death of an individual holder of preference shares or ADSs, or the death of an individual who has within a certain time period prior to death made a gift of preference shares or ADSs, may (subject to certain exemptions and reliefs) result in a liability for UK inheritance tax even if such individual was neither domiciled in the United Kingdom nor treated as being domiciled there under rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and specific rates apply to gifts in circumstances in which the donor reserves or retains some benefit.

Stamp Duty and Stamp Duty Reserve Tax

Issuance of the preference shares in bearer form. No UK stamp duty will be payable on the delivery of preference shares in bearer form to the custodian on behalf of the ADR depositary. Also, we understand that HM Revenue & Customs will not charge stamp duty reserve tax (SDRT) on the delivery of the preference shares in bearer form to the custodian on behalf of the ADR depositary.

Transfers of the ADRs. A transfer of a registered ADR executed and retained outside the United Kingdom will not give rise to UK stamp duty and an agreement to transfer a registered ADR will not give rise to SDRT.

Registered preference shares. ADRs may be surrendered in exchange for preference shares in registered form.

Subject to certain exceptions, a transfer of preference shares in registered form would attract ad valorem UK stamp duty, and an unconditional agreement to transfer would attract SDRT (provided that SDRT would not be payable if UK stamp duty had been paid), generally at the rate of 0.5% (rounded up, if necessary, to the nearest £5) on the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable.

UK stamp duty would, subject to certain exceptions, be payable at the rate of 1.5% (rounded up, if necessary to the nearest £5) of the value of preference shares in registered form on any instrument pursuant to which preference shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. UK SDRT, at the same rate, could also be payable in these circumstances but no SDRT would be payable if stamp duty were paid.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our authorized and issued share capital and our shareholders’ funds, indebtedness and contingent liabilities as of December 31, 2004, and as adjusted to reflect the issuance of the preference shares. The figures set out in the following table were extracted from our audited financial statements for the year ended December 31, 2004, which were prepared in accordance with generally accepted accounting principles in the United Kingdom. We will prepare our financial statements for periods subsequent to December 31, 2004 in accordance with International Financial Reporting Standards.

	As of December 31, 2004	Adjusted for the issuance of the preference shares
	‘000	‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of $0.01 each(1)	150,000
Authorized preference share capital – shares of $100 each(2)	—
Authorized preference share capital – shares of €100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of £100 each(3)	—
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of $0.01 each	—
Preference shares – issued and fully paid shares of $100 each	—
Preference shares – issued and fully paid shares of €100 each(4)	100
Preference shares – issued and fully paid shares of £1 each(5)	1
Preference shares – issued and fully paid shares of £100 each	—
	£ million	£ million
Group shareholders’ funds
Called up share capital	2,316
Share premium(6)	6,531
Revaluation reserve	24
Profit and loss account	9,400
Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible(7)	6,113
Debt securities in issue(8)	67,806

Total indebtedness	80,083

Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

(1)	On June •, 2005, we consolidated the 150,000,000 preference shares of $0.01 into 6,000,000 preference shares of $0.25 each, and authorized a further 74,000,000 of such shares.
(2)	On June •, 2005, we authorized 400,000 preference shares of $100 each. This document relates to the offer of certain of such shares.
(3)	On June •, 2005, we authorized 400,000 preference shares of £100 each.
(4)	On March 15, 2005, we issued 140,000 preference shares of Euro 100 each at an issue price of Euro 9,911.80 per share.
(5)	This figure reflects 1,000 preference shares of £1 each issued by us to Barclays PLC on December 31, 2004.
(6)	As a result of the issue of the preference shares referred to in footnote 4 above, share premium has increased by approximately £1 billion (using the exchange rate prevailing at the date of issue of such shares).
(7)	On February 23, 2005, we issued $150,000,000 4.75% Fixed Rate Subordinated Notes due 2015. On February 25, 2005, we issued $1,500,000,000 Callable Floating Rate Subordinated Notes due 2015. On April 15, 2005, Euro 115 million Floating Rate Subordinated Notes due 2005 matured and on April 25, 2005 Euro 300 Million Floating Rate Subordinated Notes due 2005 matured. On June •, 2005, we issued $75,000,000 4.38% Fixed Rate Subordinated Notes due 2015.
(8)	On the basis of our own internal unaudited IFRS figures, the amount of debt securities in issue increased from £81 billion to approximately £92 billion between January 1, 2005 and April 30, 2005. This represents an increase of approximately 14%.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement – Standard Provisions, dated •, 2005, incorporated in the pricing agreement dated •, 2005, between us and the underwriters named below, we have agreed to issue to the underwriters, and each underwriter has severally undertaken to pay up in full, the number of preference shares represented by ADSs (each ADS representing one preference share), set forth opposite its name below:

Underwriters	Number of ADSs
Barclays Capital Securities Limited
•
Total

The underwriting agreement and the pricing agreement provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have undertaken to pay up in full all of the preference shares in the form of ADSs if any are subscribed for.

The underwriters initially propose to offer the ADSs directly to the public at a price per ADS of $•. The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of $• per ADS. After the initial offering of the ADSs to the public, the price to public and other selling terms may from time to time be varied by the underwriters.

The preference shares and ADSs are new issue securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the preference shares or ADSs.

We will pay certain expenses of the underwriters, estimated to be approximately $•, to Barclays Capital Securities Limited, as representative of the underwriters. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have applied to list the ADSs on the Luxembourg Stock Exchange.

The ADSs will settle through the facilities of DTC and its participants. The CUSIP number for the ADSs is 06738C828. The ISIN for the ADSs is US06738C8284.

Because Barclays Capital Inc., an affiliate of ours and a member of the National Association of Securities Dealers, Inc., will be participating in the offering of ADSs in the United States on behalf of Barclays Capital Securities Limited, the offering of the ADSs is being conducted in accordance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

All post-effective amendments or prospectus supplements disclosing actual price and selling terms will be submitted to the NASD Corporate Financing Department at the same time they are filed with the SEC. The Department will be advised if, subsequent to the filing of the offering, an affiliate or associated person of an NASD member participating in the distribution becomes a 5% or greater shareholder of Barclays Bank PLC.

Certain of the underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may from time to time engage in transactions with and perform services for us in the ordinary course of business.

We expect that delivery of the ADSs will be made against payment on or about June •, 2005, which will be the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, if you wish to trade ADSs on the date of this prospectus supplement you will be required, by virtue of the fact that the ADSs will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should therefore consult your own advisor.

Market-Making Resales

The following discussion of market-making replaces in its entirety the discussion under the heading “Plan of Distribution – Market-Making Resales” and “– Matters Relating to Initial Offering and Market-Making Resales” in the accompanying prospectus.

This prospectus supplement may be used by an affiliate of Barclays Bank PLC in connection with offers and sales of the ADSs in market-making transactions. In a market-making transaction, such affiliate may resell the ADSs it acquires from other holders, after the original offering and sale of the ADSs. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, such affiliate may act as principal, or agent, including as agent for the counterparty in a transaction in which such affiliate acts as principal, or as agent for both counterparties in a transaction in which such affiliate does not act as principal. Such affiliate may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of the ADSs. This amount does not include securities sold in market-making transactions.

We do not expect to receive any proceeds from market-making transactions. We do not expect that any affiliate that engages in these transactions will pay any proceeds from its market-making resales to us.

Information about the trade and settlement dates, as well as the purchase price, for a market- making transaction will be provided to the purchaser in a separate confirmation of sale.

Selling Restrictions

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has not offered or sold and, prior to the expiry of a period of six months from the date of issue of the preference shares, will not offer or sell any preference shares or ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

(ii)	it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any preference shares or ADSs in circumstances in which Section 21(1) of the FSMA would not, if Barclays Bank PLC was not an authorized person, apply to Barclays Bank PLC; and

(iii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the preference shares or ADSs in, from or otherwise involving the United Kingdom.

VALIDITY OF SECURITIES

Sullivan & Cromwell LLP, our United States counsel, will pass upon the validity of the ADSs under New York law, and Clifford Chance, our English counsel, will pass upon the validity of the preference shares under English law. Linklaters, United States and English counsel for the underwriters, will pass upon certain matters of New York and English law for the underwriters.

SUPPLEMENTAL INFORMATION

1.	The issue of the preference shares and ADSs has been authorized pursuant to a resolution passed by the fund raising committee of our board of directors on •, 2005.

2.	The ADSs have been accepted for clearance through facilities of The Depository Trust Company. The ISIN code for the ADSs is 06738C828. The CUSIP for the ADSs is US06738C8284.

3.	Except as disclosed herein and in the 2004 Form 20-F, as amended, extracts from the trading update by Barclays PLC filed under cover of Form 6-K on May 27, 2005, and any other documents incorporated by reference, there has been no significant change in the financial or trading position of Barclays Bank PLC since December 31, 2004, and there has been no material adverse change in our financial position or prospects since December 31, 2004.

4.	Proceedings have been brought in the United States against a number of defendants, including Barclays Bank PLC, following the collapse of Enron. In each case the claims are against groups of defendants. We consider the claims against us to be without merit and are defending them vigorously. A court-ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, we are continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate our possible loss in relation to these matters, nor the effect that it might have upon our operating results in any particular financial period.

We are currently in negotiations with the staff of the SEC with respect to a settlement of the SEC’s investigation of transactions between ourselves and Enron. We do not expect that the amount of any settlement would have a significant adverse effect on our financial position or operating results.

We are engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against us, which arise in the ordinary course of business. We do not expect the ultimate resolution of any of the proceedings to which we are party to have a significant adverse effect on our financial position.

5.	Neither we nor any of our subsidiaries may redeem or purchase any of the preference shares for cancellation without the prior consent of the Financial Services Authority (if required).

6.	In connection with the application to list the ADSs on the Luxembourg Stock Exchange, copies of our constitutional documents and a legal notice relating to the issue of the preference shares will be deposited prior to listing with the Trade and Companies Register (Registre de Commerce et des Sociétés) in Luxembourg where such documents may be examined and copies obtained upon request.

7.	For so long as the ADSs are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, our annual and semi-annual financial statements will be made available free of charge as soon as they are published from the office of the transfer and paying agent located in Luxembourg during normal business hours on any day (except Saturdays, Sundays and legal holidays).

8.	For so long as the ADSs are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, copies of our memorandum and articles of association and the agency agreement will be available for inspection at the office of the transfer and paying agent located in Luxembourg during normal business hours on any day (except Saturdays, Sundays and legal holidays).

9.	For so long as any of the ADSs are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, we will publish any notices to holders of the ADSs in a Luxembourg daily newspaper, which is expected to be the d’Wort.

AUDITORS

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Southwark Towers

32 London Bridge Street

London SE1 9SY

LEGAL ADVISERS

To the issuer Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN Clifford Chance Limited Liability Partnership 10 Upper Bank Street London E14 5JJ	To the underwriters Linklaters One Silk Street London EC2Y 8HQ

ADR DEPOSITARY

The Bank of New York

101 Barclay Street, Floor 21 West

New York, New York 10286

PRINCIPAL PAYING AGENT

The Bank of New York

One Canada Square

London E14 5AL

LUXEMBOURG TRANSFER AND PAYING AGENT

The Bank of New York (Luxembourg) S.A.

Aerogolf Centre

1A, Hoehenhof

L-1736 Senningerberg

Grand Duchy of Luxembourg

LUXEMBOURG LISTING AGENT

The Bank of New York Europe Ltd.

One Canada Square

London E14 5AL